                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)

                              HARTMARX CORPORATION
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                       (Name of Subject Company (Issuer))

                             THE LINCOLN COMPANY LLC
--------------------------------------------------------------------------------
                       (Name of Filing Persons (Offeror))

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    417119104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Spencer Hays
               c/o Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
                          One South Street, 27th Floor
                            Baltimore, Maryland 21202
                                 (410) 332-8573
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                            CALCULATION OF FILING FEE

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       Transaction Valuation                         Amount of Filing Fee
                N/A                                          N/A
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

 / / Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:______________________    Filing Party:__________________

Form or Registration No.:____________________    Date Filed:____________________

 /X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     / /   third party tender offer subject to Rule 14d-1.
     / /   issuer tender offer subject to Rule 13e-4.
     / /   going-private transaction subject to Rule 13e-3.
     / /   amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the
results of the tender offer:   / /

CONTACT:      Robert D. Siegfried
              Hope Sidman
              Kekst and Company
              (212) 521-4800


                              FOR IMMEDIATE RELEASE


                          LINCOLN COMPANY LLC STATEMENT

New York, New York, October 15, 2001 - The Lincoln Company LLC ("Lincoln") and its members regret any misimpression that may have been created by its previous public statements regarding its now withdrawn effort to acquire Hartmarx Corporation (NYSE:HMX) ("Hartmarx"). This release is intended "to review the bidding" by way of an explanation of those earlier statements, in hopes of allaying any concerns that may have been created in the marketplace or elsewhere.(1)

On August 13, 2001, Lincoln publicly disclosed its letter of that date to Elbert O. Hand, Chairman and Chief Executive Officer of Hartmarx, and to each member of the Hartmarx Board of Directors, in which letter Lincoln said it would be offering to acquire all of Hartmarx's outstanding common stock for $4.50 per share. In that letter, Lincoln stated, "The Lincoln Company LLC, which is the investor group we have assembled, is made up of The Tom James Company and other investors, who have committed $70 million in cash equity for this transaction." As of that date, Lincoln's promoters, The Tom James Company, Spencer Hays and A. Robert Abboud, had orally agreed to contribute $35 million in equity:

o The Tom James Company and A. Robert Abboud had agreed orally that together they would provide the Lincoln Company with $35 million in equity. The Tom James Company's $34 million share of this equity was to be funded from cash on hand, an existing line of credit and the cash surrender value of life insurance. Mr. Abboud's $1 million equity contribution was to be funded from cash on hand.

---------------
       (1) This release is being filed concurrently with the Securities and Exchange Commission on Schedule TO. Because of their length, the Exhibits referred to in this release may not be reproduced by the commercial news services, but may be reviewed by accessing the SEC's website
(http://www.sec.gov).

o That agreement followed a prior letter of intent between Mr. Abboud and the Tom James Company's Spencer Hays dated June 20, 2001, a copy of which is attached as Exhibit 1, which called for Mr. Abboud to contribute $1 million, and The Tom James Company and Mr. Hays to provide, either from their own funds or funds provided by others, the remaining $69 million in anticipated equity. The attached copy has been partially redacted to protect attorney-client privileged communications.

                  As of August 13, Lincoln had not yet determined who its other equity partner or partners for the contemplated transaction would be. But before that date:

o Lincoln had received oral indications from KPS Special Situation Fund, L.P. ("KPS") of its willingness to provide up to $35 million of equity capital for the purchase of Hartmarx, subject to due diligence; and

o Lincoln had also received oral indications from Stephens Group, Inc. of its willingness to provide up to $35 million in equity for the purchase of Hartmarx, subject to due diligence;

                  Although this does not bear directly on the August 13 situation, it may be noted that KPS later confirmed its indications in a letter dated August 28, a copy of which is attached as Exhibit 2. Stephens Group later confirmed its indications in a letter dated September 14, a copy of which is attached as Exhibit 3.(2)

                  Lincoln's August 13 letter also stated, "In addition, we have arranged financing to cover the purchase, refinance the existing Hartmarx debt, and provide for the working capital needs of the Company." At that time, the only written document that existed was a letter dated August 10, 2001 from SunTrust Capital Markets, Inc. ("SunTrust"), captioned "Arrangement of senior facilities and junior capital to be utilized in the possible acquisition and recapitalization of Hartmarx Corporation," a copy of which is attached as
Exhibit 4, stating that "we [SunTrust] believe that senior secured credit facilities with initial funding of up to approximately $185 million may be arranged, the maximum facility size of which will be determined after further due diligence." Again it may be noted that through further subsequent discussions, SunTrust increased its level of


----------------
       (2) Some time after August 13, Stephens Group also agreed to guarantee up to $45 million in subordinated debt financing, which too is reflected in the September 14 letter. The attached copy of the September 14 letter has been redacted to remove certain confidential terms, pursuant to a protective order.

potential financing to $212 million, as reflected in a letter dated August 17, a copy of which is attached as Exhibit 5.

Before August 13, The Tom James Company had also been in touch with Bank of America, but had not yet had detailed discussions relating to the August 13 offer. Subsequent to August 13, 2001, The Lincoln Company engaged in negotiations with Bank of America, which resulted in Bank of America issuing a $175 million commitment letter dated August 31, 2001, a copy of which is attached as Exhibit 6. Bank of America later increased the amount of its commitment to $200 million, as reflected in Bank of America's letter dated September 7, 2001, a copy of which is attached as Exhibit 7. The attached copies have been redacted to remove certain confidential terms, pursuant to a protective order. The letter dated September 7, 2001 was issued by Bank of America on September 12, 2001, and signed and accepted by The Lincoln Company on September 14, 2001.

It also appears that confusion may have arisen as a consequence of Lincoln having filed the August 13 letter with the SEC on a Schedule TO (on advice of counsel). Although Lincoln's discussions regarding financing at that time did not expressly provide for the acquisition of Hartmarx through a tender offer, Lincoln's then-contemplated effort was to seek negotiation for an acquisition of Hartmarx -- an acquisition that could perhaps, if other appropriate financing arrangements were to be made later, take the form of a tender offer. As the ensuing litigation between the parties and their respective public statements have shown, a source of further misunderstandings ensued from Lincoln's delay in responding to Hartmarx's requests for a showing of financial ability to carry out any proposed acquisition as a condition to considering or undertaking any serious negotiations. Ultimately, the situation culminated in Lincoln's formal withdrawal from its efforts of acquisition on October 1.

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